Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2020 (%)	2019 (%)	2018(%)
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100
Sify Data and Managed Services Limited	India	100	100	100
Sify Infinit Spaces Limited	India	100	100	100